UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2014

Commission File Number 1-10928

INTERTAPE POLYMER GROUP INC.

9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date: May 8, 2014	By:	/s/ Gregory A.C. Yull
Gregory A.C. Yull, President and Chief Executive Officer

Exhibit 99.1

Intertape Polymer Group Reports Improved 2014 First Quarter Results

Adjusted EBITDA of $26.7 million increased 11.1% over last year

MONTREAL, QUEBEC and SARASOTA, FLORIDA – May 8, 2014 - Intertape Polymer Group Inc. (TSX:ITP) (“Intertape” or the “Company”) today released results for the first quarter ended March 31, 2014. All amounts are denominated in US dollars unless otherwise indicated and all percentages are calculated on unrounded numbers.

First Quarter 2014 Highlights (as compared to first quarter 2013):

•	Revenue was $199.9 million compared to $196.7 million

•	Gross margin increased to 21.4% from 19.5%

•	Adjusted EBITDA increased 11.1% to $26.7 million

•	Cash flows from operating activities before changes in working capital were $25.6 million compared to $19.1 million

Other Announcements:

•	On May 7, 2014, the Board of Directors declared a quarterly dividend of $0.08 per common share

•	On April 25, 2014, Jeffrey Crystal was appointed as the new CFO effective May 9, 2014

“First quarter gross margin reached 21.4%, the second highest level in more than five years. This solid performance reflects an improved product mix and our continued progress with manufacturing cost reductions. Our plants operated to achieve higher production efficiencies in the quarter despite a challenging environment,” said Greg Yull, President and CEO.

“We are currently managing an important phase of the South Carolina Project and remain on track to commence limited production in the new facility during the second quarter of 2014. As we have indicated, our results in the second half of 2014 will be impacted by costs to operate both plants in parallel during the transition process. We expect to complete the final phase of our transition and operate solely in the new facility in the first half of 2015,” concluded Mr. Yull.

On May 7, 2014 the Board of Directors declared a dividend of $0.08 per common share payable on June 30, 2014 to shareholders of record at the close of business June 17, 2014. These dividends will be designated by the Company as “eligible dividends” as defined in Subsection 89(1) of the Income Tax Act (Canada).

Revenue for the first quarter of 2014 was $199.9 million, an increase of 1.7% compared to $196.7 million for the same period in 2013. Selling prices, including the impact of product mix, increased approximately 5% and sales volume decreased approximately 3%. Selling prices increased primarily due to higher prices of equivalent units to pass through raw material cost increases and improved mix from a reduction in sales of lower margin products resulting from the de-emphasis of the sale of such products. Sales volume decreased primarily due to a reduction in sales of lower margin products and a net decline in carton sealing tapes. The Company believes that a portion of the decrease in carton sealing tapes sales volume was due to the overall industry decrease in corrugated box sales volume during the first quarter of 2014.

Revenue for the first quarter of 2014 increased 4.4% from $191.5 million for the fourth quarter of 2013. Selling prices, including the impact of product mix, increased approximately 2% and sales volume also increased approximately 2%. Selling prices increased primarily due to a shift in the mix from the reduction in sales of certain carton sealing tapes. Sales volume increased primarily due to increased sales of woven products.

Gross profit totalled $42.7 million for the first quarter of 2014, an 11.5% increase from $38.3 million for the same period in 2013. Gross margin was 21.4% and 19.5% in first quarters of 2014 and 2013, respectively. Gross profit increased primarily due to manufacturing cost reductions and an improved product mix partially offset by a decline in sales volume. Gross margin increased primarily due to manufacturing cost reductions and an improved product mix.

Gross profit for the first quarter of 2014 increased 12.5% from $37.9 million in the fourth quarter of 2013. Gross margin also increased from 19.8% for the fourth quarter of 2013. Gross profit and gross margin increased primarily due to manufacturing cost reductions, an improvement in manufacturing efficiencies and an improved product mix.

Adjusted EBITDA totalled $26.7 million for the first quarter of 2014, a $2.7 million or 11.1% increase from $24.0 million for both the first and fourth quarters of 2013. Adjusted EBITDA increased for both periods primarily due to higher gross profit.

Net earnings for the first quarter of 2014 totalled $11.6 million ($0.19 per share fully diluted) compared to a net loss of $15.8 million ($0.26 per share fully diluted) for the first quarter of 2013 and net earnings of $53.6 million ($0.86 per share fully diluted) for the fourth quarter of 2013. The increase in net earnings compared to the first quarter of 2013 was primarily due to manufacturing facility closures, restructuring and other related charges recorded in the first quarter of 2013 relating to the South Carolina Project. The decrease in net earnings compared to the fourth quarter of 2013 was primarily due to the recognition of $47.8 million of previously derecognized deferred tax assets related to the US jurisdiction in the fourth quarter of 2013.

Adjusted net earnings totalled $11.8 million ($0.19 per share fully diluted) for the first quarter of 2014 compared to $15.0 million ($0.24 per share fully diluted) for the first quarter of 2013 and $52.5 million ($0.84 per share fully diluted) for the fourth quarter of 2013 primarily due to income taxes as discussed above.

For a reconciliation of non-GAAP financial measures to their most directly comparable GAAP financial measures, see the Non-GAAP Financial Measures section below.

Cash flows from operations before changes in working capital items in the first quarter of 2014 increased 34.1% to $25.6 million from $19.1 million in the first quarter of 2013 and increased 21.7% from $21.0 million in the fourth quarter of 2013. The increase compared to the first quarter of 2013 was primarily due to higher gross profit and a decrease in cash costs related to manufacturing facility closures, restructuring and other related charges. The increase compared to the fourth quarter of 2013 was primarily due to higher gross profit.

The Company had total cash and loan availability under its Asset-Based Loan Facility of $56.9 million as of March 31, 2014. Total debt as of March 31, 2014 was $149.1 million, an increase of $19.3 million from December 31, 2013, primarily due to the seasonal investment in working capital in the first quarter of 2014. The debt to trailing twelve month adjusted EBITDA ratio was 1.4 as of March 31, 2014.

Outlook

Assuming stable macroeconomic conditions, the Company’s financial projections include the following:

Financial Metric	Outlook
Q2 2014 Revenue Growth	Up 3%-5% over Q2 2013

Q2 2014 Gross Margin	Similar to Q1 2014 level

Q2 2014 Adjusted EBITDA	Up 3%-5% over Q2 2013

Full Year 2014 Cash Taxes	Less than $5 million (unchanged)*

Full Year 2014 Effective Tax Rate	Approximately 40% (unchanged)*

Full Year 2014 Capital Expenditures	$31-$35 million (unchanged)*

Full Year 2014 Manufacturing Cost Reductions	$16-$20 million (unchanged)*

*	Unchanged from guidance provided in the Company’s 2013 Annual Report.

Non-GAAP Financial Measures

This press release contains certain non-GAAP financial measures as defined under applicable securities legislation, including EBITDA, adjusted EBITDA, adjusted net earnings (loss), and adjusted earnings (loss) per share. The Company believes such non-GAAP financial measures improve the period-to-period comparability of the Company’s results by providing more insight into the performance of ongoing core business operations. As required by applicable securities legislation, the Company has provided reconciliations of those measures to the most directly comparable GAAP measures. Investors and other readers are encouraged to review the related GAAP financial measures and the reconciliation of non-GAAP measures to their most directly comparable GAAP measures set forth below and should consider non-GAAP measures only as a supplement to, not as a substitute for or as a superior measure to, measures of financial performance prepared in accordance with GAAP.

EBITDA

A reconciliation of the Company’s EBITDA, a non-GAAP financial measure, to net earnings (loss), the most directly comparable GAAP measure, is set out in the EBITDA reconciliation table below. EBITDA should not be construed as earnings (loss) before income taxes, net earnings (loss) or cash flows from operating activities as determined by GAAP. The Company defines EBITDA as net earnings (loss) before (i) interest and other (income) expense; (ii) income tax expense (benefit); (iii) refinancing expense, net of amortization; (iv) amortization of debt issue costs; (v) amortization of intangible assets; and (vi) depreciation of property, plant and equipment. Adjusted EBITDA is defined as EBITDA before (i) manufacturing facility closures, restructuring and other related charges; (ii) stock-based compensation expense (benefit); (iii) impairment of goodwill; (iv) impairment of long-lived assets and other assets; (v) write-down on assets classified as held-for-sale; and (vi) other discrete items as shown in the table below. The terms “EBITDA” and “adjusted EBITDA” do not have any standardized meanings prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers. EBITDA and adjusted EBITDA are not measurements of financial performance under GAAP and should not be considered as alternatives to cash flows from operating activities or as alternatives to net earnings (loss) as indicators of the Company’s operating performance or any other measures of performance derived in accordance with GAAP. The Company has included these non-GAAP financial measures because it believes that it permits investors to make a meaningful comparison of the Company’s performance between periods presented. In addition, EBITDA and adjusted EBITDA are used by management and the Company’s lenders in evaluating the Company’s performance.

EBITDA and Adjusted EBITDA Reconciliation to Net Earnings (Loss)

(In millions of US dollars)

(Unaudited)

	Three months ended
	March 31,	December 31,	March 31,
	2014	2013	2013
	$	$	$
Net earnings (loss)	11.6	53.6	(15.8)
Interest and other expense	1.2	1.0	1.9
Income tax expense (benefit)	7.4	(39.3)	0.4
Depreciation and amortization	6.0	6.9	7.1

EBITDA	26.3	22.2	(6.4)
Manufacturing facility closures, restructuring and other related charges	1.4	1.6	27.2
Stock-based compensation expense (benefit)	(1.0)	0.1	1.8
Other Item: Provision related to the resolution of a contingent liability	—	—	1.3

Adjusted EBITDA	26.7	24.0	24.0

Adjusted Net Earnings

A reconciliation of the Company’s adjusted net earnings (loss), a non-GAAP financial measure, to net earnings (loss), the most directly comparable GAAP measure, is set out in the adjusted net earnings (loss) reconciliation table below. Adjusted net earnings (loss) should not be construed as net earnings (loss) as determined by GAAP. The Company defines adjusted net earnings (loss) as net earnings (loss) before (i) manufacturing facility closures, restructuring and other related charges; (ii) stock-based compensation expense (benefit); (iii) impairment of goodwill; (iv) impairment of long-lived assets and other assets; (v) write-down on assets classified as held-for-sale; (vi) other discrete items as shown in the table below; and (vii) income tax effect of these items. The term “adjusted net earnings (loss)” does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. Adjusted net earnings (loss) is not a measurement of financial performance under GAAP and should not be considered as an alternative to net earnings (loss) as an indicator of the Company’s operating performance or any other measures of performance derived in accordance with GAAP. The Company has included this non-GAAP financial measure because it believes that it permits investors to make a meaningful comparison of the Company’s performance between periods presented. In addition, adjusted earnings (loss) per share is used by management in evaluating the Company’s performance because it believes it provides an indicator of the Company’s performance that is often more accurate than GAAP financial measures.

Adjusted earnings (loss) per share is also presented in the following table and is a non-GAAP financial measure. Adjusted earnings (loss) per share should not be construed as earnings (loss) per share as determined by GAAP. The Company defines adjusted earnings (loss) per share as adjusted net earnings (loss) divided by the weighted average number of common shares outstanding, both basic and diluted. The term “adjusted earnings (loss) per share” does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. Adjusted earnings (loss) per share is not a measurement of financial performance under GAAP and should not be considered as an alternative to earnings (loss) per share as an indicator of the Company’s operating performance or any other measures of performance derived in accordance with GAAP. The Company has included this non-GAAP financial measure because it believes that it permits investors to make a meaningful comparison of the Company’s performance between periods presented. In addition, adjusted earnings (loss) per share is used by management in evaluating the Company’s performance because it believes it provides an indicator of the Company’s performance that is often more accurate than GAAP financial measures.

Adjusted Net Earnings Reconciliation to Net Earnings (Loss)

(In millions of US dollars, except per share amounts and share numbers)

(Unaudited)

	Three months ended
	March 31, 2014	December 31, 2013	March 31, 2013
	$	$	$
Net earnings (loss)	11.6	53.6	(15.8)
Manufacturing facility closures, restructuring and other related charges	1.4	1.6	27.2
Stock-based compensation expense (benefit)	(1.0)	0.1	1.8
Other Item: Provision related to the resolution of a contingent liability	—	—	1.3
Income tax effect of these items	(0.2)	(2.9)	0.5

Adjusted net earnings	11.8	52.5	15.0

Earnings (loss) per share
Basic	0.19	0.88	(0.26)
Diluted	0.19	0.86	(0.26)
Adjusted earnings per share
Basic	0.19	0.86	0.25
Diluted	0.19	0.84	0.24
Weighted average number of common shares outstanding
Basic	60,776,649	60,776,649	59,692,751
Diluted	62,019,844	62,170,733	59,692,751

Conference Call

A conference call to discuss Intertape’s 2014 first quarter results will be held Thursday, May 8, 2014, at 10 A.M. Eastern Time. Participants may dial 877-223-4471 (USA & Canada) and 647-788-4922 (International).

NEW THIS QUARTER, AN ACCOMPANYING PRESENTATION WILL ALSO BE AVAILABLE. PLEASE CLICK THE LINK TO ACCESS: Investor Presentations

THE PRESENTATION CAN ALSO BE FOUND ON INTERTAPE POLYMER GROUP’S WEBSITE AT www.intertapepolymer.com IN THE INVESTOR RELATIONS SECTION UNDER EVENTS & PRESENTATIONS.

You may access a replay of the call by dialing 800-585-8367 (USA & Canada) or 416-621-4642 (International) and entering the Access Code 27571539. The recording will be available from May 8, 2014 at 1:00 P.M. until June 7, 2014 at 11:59 P.M. Eastern Time.

About Intertape Polymer Group Inc.

Intertape Polymer Group Inc. is a recognized leader in the development, manufacture and sale of a variety of paper and film based pressure sensitive and water activated tapes, polyethylene and specialized polyolefin films, woven coated fabrics and complementary packaging systems for industrial and retail use. Headquartered in Montreal, Quebec and Sarasota, Florida, the Company employs approximately 1,800 employees with operations in 16 locations, including 10 manufacturing facilities in North America and one in Europe.

Forward-Looking Statements

This press release contains “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (collectively, “forward-looking statements”), and are made in reliance upon the protections provided by such legislation for forward-looking statements. All statements other than statements of historical facts included in this press release, including statements regarding the Company’s continued progress with manufacturing cost reductions, the South Carolina Project, including commencement of limited production in the new facility, the Company’s results in the second half of 2014 and the final phase of the Company’s transition, and the Company’s 2014 second quarter and full year outlook, may constitute forward-looking statements. These forward-looking statements are based on current beliefs, assumptions, expectations, estimates, forecasts and projections made by the Company’s management. Words such as “may,” “will,” “expect,” “continue,” “intend,” “estimate,” “anticipate,” “plan,” “foresee,” “believe” or “seek” or the negatives of these terms or variations of them or similar terminology are intended to identify such forward-looking statements. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, these statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Such statements are also subject to assumptions concerning, among other things: business conditions and growth or declines in the Company’s industry, the Company’s customers’ industries and the general economy; the quality, and market reception, of the Company’s products; the Company’s anticipated business strategies; risks and costs inherent in litigation; the Company’s ability to maintain and improve quality and customer service; anticipated savings from the Company’s manufacturing plant rationalization initiatives; anticipated cash flows from the Company’s operations; availability of funds under the Company’s Asset-Based Loan facility; and the Company’s ability to continue to control costs. The Company can give no assurance that these estimates and expectations will prove to have been correct. Actual outcomes and results may, and often do, differ from what is expressed, implied or projected in such forward-looking statements, and such differences may be material. Readers are cautioned not to place undue reliance on any forward-looking statement. For additional information regarding some important factors that could cause actual results to differ materially from those expressed in these forward-looking statements and other risks and uncertainties, and the assumptions underlying the forward-looking statements, you are encouraged to read “Item 3. Key Information—Risk Factors” “Item 5 Operating and Financial Review and Prospects (Management’s Discussion & Analysis)” and statements located elsewhere in the Company’s annual report on Form 20-F for the year ended December 31, 2013 and the other factors contained in the Company’s filings with the Canadian securities regulators and the US Securities and Exchange Commission. Each of these forward-looking statements speaks only as of the date of this press release. The Company will not update these statements unless applicable securities laws require it to do so.

Note to readers: Complete consolidated financial statements and Management’s Discussion & Analysis are available on Intertape Polymer Group’s website at www.intertapepolymer.com in the investor relations section or on SEDAR at www.sedar.com.

FOR FURTHER INFORMATION PLEASE CONTACT:

MaisonBrison Communications

Pierre Boucher

514-731-0000